UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Immunovant, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

45258J102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45258J102

1	NAMES OF REPORTING PERSONS RTW Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, OO, IA

CUSIP No. 45258J102

1	NAMES OF REPORTING PERSONS RTW Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 45258J102

1	NAMES OF REPORTING PERSONS Roderick Wong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No. 45258J102

Item 1(a). Name of Issuer:

Immunovant, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

320 West 37th Street

New York, NY 10018

Item 2(a). Names of Persons Filing:

The name of the persons filing this report (the “Reporting Persons”) are:

RTW Investments, LP

RTW Master Fund, Ltd.

Roderick Wong

Item 2(b). Address of Principal Business Office or, if None, Residence:

RTW Investments, LP

40 10th Avenue

Floor 7

New York, New York 10014

RTW Master Fund, Ltd.

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue, George Town

Grand Cayman KY1-9001, Cayman Islands

Roderick Wong

c/o RTW Investments, LP

40 10th Avenue

Floor 7

New York, New York 10014

Item 2(c). Citizenship:

RTW Investments, LP – Delaware

RTW Master Fund, Ltd. – Cayman Islands

Roderick Wong – United States of America

Item 2(d). Title of Class of Securities:

Common Stock, $0.0001 par value.

Item 2(e).	CUSIP Number:

45258J102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

CUSIP No. 45258J102

Item 4. Ownership.

(a)	Amount beneficially owned:

RTW Investments, LP – 0

RTW Master Fund, Ltd. – 0

Roderick Wong – 0

(b)	Percent of class

RTW Investments, LP – 0.0%

RTW Master Fund, Ltd. – 0.0%

Roderick Wong – 0.0%

(c)	Number of shares as to which the person has:

(i)	Sole voting power to vote or to direct the vote

RTW Investments, LP – 0

RTW Master Fund, Ltd. – 0

Roderick Wong – 0

(ii)	Shared voting power to vote or to direct the vote

RTW Investments, LP – 0

RTW Master Fund, Ltd. – 0

Roderick Wong – 0

(iii)	Sole power to dispose or to direct the disposition of

RTW Investments, LP – 0

RTW Master Fund, Ltd. – 0

Roderick Wong – 0

(iv)	Shared power to dispose or to direct the disposition of

RTW Investments, LP – 0

RTW Master Fund, Ltd. – 0

Roderick Wong – 0

The Common Stock, $0.0001 par value (the “Shares”), of Immunovant, Inc. (the “Company”) reported herein had been held by RTW Master Fund, Ltd. and one or more private funds (together the “Funds”) managed by RTW Investments, LP (the “Adviser”). The Adviser, in its capacity as the investment manager of the Funds, has the power to vote and the power to direct the disposition of all Shares held by the Funds. Roderick Wong serves as the Managing Partner of the Adviser.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

CUSIP No. 45258J102

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45258J102

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 5, 2022

RTW Investments, LP

By:	/s/ Roderick Wong
Roderick Wong, M.D. Managing Partner

RTW Master Fund, Ltd.

By:	/s/ Roderick Wong
Roderick Wong, M.D. Director

Roderick Wong

By:	/s/ Roderick Wong
Roderick Wong, M.D., individually